September 4, 2018

Matthew J. Reintjes
President and Chief Executive Officer
YETI Holdings, Inc.
7601 Southwest Parkway
Austin, TX 78735

       Re: YETI Holdings, Inc.
           Amended Draft Registration Statement on Form S-1
           Submitted July 17, 2018
           CIK No. 0001670592

Dear Mr. Reintjes:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 51

1. Refer to your response to prior comment 9. You state the primary factors affecting changes in your gross profit are presented in the order of quantitative significance. Please quantify each factor cited so that investors may understand the magnitude of each. Refer to section 501.04 of the staff's Codification of Financial Reporting Releases for guidance.
2. Refer to your response to prior comment 10. In regard to the variance of gross profit between the corresponding interim periods of 2018 and 2017, you state you offered price
 Matthew J. Reintjes
YETI Holdings, Inc.
September 4, 2018
Page 2
         protection in 2017 to your retail partners in the form of a rebate to compensate them for the reduction in minimum advertised pricing. Please tell us where the rebates were classified in the income statement and if your characterization is consistent with ASC 605-
         50-45-2.
        You may contact Doug Jones at 202-551-3309 or Lyn Shenk, Accounting
Branch
Chief, at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at 202-551-3859 or Justin Dobbie, Legal
Branch Chief, at 202-551-3469 with any other questions.



FirstName LastNameMatthew J. Reintjes                         Sincerely,
Comapany NameYETI Holdings, Inc.
                                                              Division of
Corporation Finance
September 4, 2018 Page 2                                      Office of
Transportation and Leisure
FirstName LastName